Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges (Unaudited)

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$925	$1,055	$1,122	$1,162	$1,254
Net income from continuing operations attributable to noncontrolling interests	(13)	(9)	(6)	(9)	(9)

Income from continuing operations before income taxes after noncontrolling interests	$912	$1,046	$1,116	$1,153	$1,245
Add:
Interest expense	172	172	193	226	257
Amortization of debt expense	6	5	5	9	12
Interest component of rent expense	47	47	54	55	59

Earnings	$1,137	$1,270	$1,368	$1,443	$1,573

Fixed charges:
Interest expense	$172	$172	$193	$226	$257
Amortization of debt expense	6	5	5	9	12
Interest component of rent expense	47	47	54	55	59

Fixed charges	$225	$224	$252	$290	$328

Ratio of earnings to fixed charges	5.1x	5.7x	5.4x	5.0x	4.8x